Scienjoy Holding Corporation

RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St.

Yuhang District, Hangzhou, Zhejiang Province, 311113, China

Telephone: (86) 0571 8858 6668

VIA EDGAR

July 24, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeff Kauten

Re:	Scienjoy Holding Corporation Registration Statement on Form F-3 Initially filed on July 1, 2024, as amended File No. 333-280628

Dear Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Scienjoy Holding Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Friday, July 26, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Xiaowu He
Xiaowu He
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP